Exhibit 99.1

Contact:
 Ran Vered, CFO
(+972) 77-774-5011
ranv@radcom.com

FOR IMMEDIATE RELEASE

RADCOM REPORTS Q2 & H1 2016 FINANCIAL RESULTS

Q2 Revenues Up 49% YOY to $7.2M
Announces Relationship with AT&T
Strengthened Balance Sheet Supports Execution of Growth Initiatives

TEL-AVIV, Israel – August 3, 2016-- RADCOM Ltd. (NASDAQ: RDCM) today reported its financial results for the second quarter and first half ended June 30, 2016.

In $ thousands	Q2 2016	Q2 2015	H1 2016	H1 2015
Revenues	$7,200	$4,837	$13,747	$11,191
Gross margin	70%	75%	72%	79%
Net profit	$1,747	$203	$2,650	$640
Net profit (non-GAAP)	$1,997	$605	$3,337	$1,426
Cash & equivalents	$46,468	$9,916	$46,468	$9,916

Financial Results
Second Quarter: Revenues for the second quarter were $7.2 million, up 49% compared to $4.8 million in the second quarter of 2015, and up 10% compared to $6.5 million in the first quarter of 2016.

Net income for the period, determined in accordance with U.S. GAAP, totaled $1.7 million, or $0.17 per diluted share, compared to $203,000, or $0.02 per diluted share for the second quarter of 2015, and $0.10 per diluted share in the first quarter of 2016.  On a non-GAAP basis, net income totaled $2.0 million, or $0.20 per diluted share, compared to $605,000, or $0.07 per diluted share for the second quarter of 2015, and $0.14 per diluted share in the first quarter of 2016.  Both GAAP and non-GAAP results for the second quarter of 2016 included a $0.8 million or $0.07 per diluted share, benefit related to grants from the Office of the Chief Scientist compared to $0.2 million or $0.02 per diluted share in the second quarter of 2015.

As of June 30, 2016, the Company’s balance of cash and cash equivalents totaled a record $46.5 million compared to $8.7 million at the end of 2015 and $25.5 million at the end of the first quarter.

First Half of 2016: Revenues for the first six months of 2016 increased by 23% to $13.7 million compared to $11.2 million in the first half of 2015.

GAAP net income for the period totaled $2.6 million, or $0.27 per diluted share, compared to $640,000, or $0.07 per diluted share in the first half of 2015. On a non-GAAP basis, net income for the period totaled $3.3 million, or $0.34 per diluted share compared to $1.4 million, or $0.16 per diluted share recorded in the first half of 2015.

Comments of Management
“AT&T’s recent public announcement that it is using RADCOM’s innovative technology to support its shift to network virtualization highlights the strong technological leadership of our game-changing MaveriQ product suite. We are on track in implementing the current contract and have recently signed a product expansion, as well as a multi-year maintenance agreement that further strengthens our long-term relationship,” commented Mr. Yaron Ravkaie, RADCOM’s CEO. “As a vital component of AT&T’s NFV transformation, we are positioned to continue innovating and extending our technologies, in line with our strategic plan, and have already added cutting-edge new capabilities to our MaveriQ solution. We believe this new functionality will be critical for the success of any large-scale network virtualization, further positioning RADCOM as the go-to NFV service assurance vendor. With this recent public announcement and AT&T’s endorsement, we are accelerating our engagements with additional top-tier carriers.”

Mr. Yaron Ravkaie concluded, “We are reiterating our 2016 revenue guidance range of $28-$29.5 million, up 50%-58% compared with 2015. The combination of our best-of-breed MaveriQ suite, growing pipeline of opportunities and significantly strengthened balance sheet positions the Company to scale and grow to a whole new level.”

Earnings Conference Call
 RADCOM's management will hold an interactive conference call today at 9:00 AM Eastern Time (16:00 Israel Time) to discuss the results and to answer participants' questions. To join the call, please call one of the following numbers approximately five minutes before the call is scheduled to begin:

From the US (toll-free): + 1-888-668-9141

From other locations: +972-3-918-0609

For those unable to listen to the call at the time, a replay will be available from August 4th on RADCOM's website.

About RADCOM
RADCOM (NASDAQ: RDCM) is a first-mover and leading provider of NFV-ready service assurance and customer experience management solutions for Communications Service Providers (CSPs). RADCOM's MaveriQ software continuously monitors network performance and quality-of-service, enabling CSPs to optimize the subscriber user experience. RADCOM specializes in solutions for next-generation mobile and fixed networks, including LTE, VoLTE, IMS and others. MaveriQ enables CSPs to smoothly migrate their networks to NFV by assuring physical, NFV-based and hybrid networks. For more information, please visit http://www.radcom.com.
For all investor enquiries, please contact: Ran Vered, CFO, (+972) 77-774-5011, ranv@radcom.com

For all media enquiries, please contact: Mark Rolston, Marketing Manager +972-77-774-5036, markr@radcom.com

Non-GAAP Information
Certain non-GAAP financial measures are included in this press release. These non-GAAP financial measures are provided to enhance the reader's overall understanding of our financial performance. By excluding non-cash stock-based compensation that has been expensed in accordance with ASC Topic 718, our non-GAAP results provide information to both management and investors that is useful in assessing our core operating performance and in evaluating and comparing our results of operations on a consistent basis from period to period. These non-GAAP financial measures are also used by management to evaluate financial results and to plan and forecast future periods.  The presentation of this additional information is not meant to be considered a substitute for the corresponding financial measures prepared in accordance with GAAP.

 Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as “estimate,” “project,” “intend,” “expect,” “'believe”, "may", "might", "predict", "potential", "anticipate", "plan" or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, when the Company discusses its 2016 revenue guidance range, expected opportunities, pipeline and growth and deployment, extension of relationships with AT&T and becoming the go-to solution for NFV operators it is using forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the United States Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

RADCOM Ltd.
Consolidated Statement of Operations
(1000's of U.S. dollars, except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Sales	$7,200	$4,837	$13,747	$11,191
Cost of sales	2,136	1,216	3,829	2,354
Gross profit	5,064	3,621	9,918	8,837
Research and development, gross	1,632	1,433	3,468	3,071
Less - royalty-bearing participation	756	148	756	148
Research and development, net	876	1,285	2,712	2,923
Sales and marketing, net	1,732	1,546	3,259	3,587
General and administrative	1,156	565	2,027	1,206
Total operating expenses	3,764	3,396	7,998	7,716
Operating income	1,300	225	1,920	1,121
Financing income (expense), net	447	78	736	(374)

Income before taxes	1,747	303	2,656	747
Taxes	-	100	6	107

Net profit	$1,747	$203	$2,650	$640

Basic net income per ordinary share	$0.18	$0.02	$0.28	$0.08
Diluted net income per ordinary share	$0.17	$0.02	$0.27	$0.07
Weighted average number of ordinary shares used in computing basic net income per ordinary share	9,875,268	8,537,377	9,322,930	8,501,254
Weighted average number of ordinary shares used in computing diluted net income per ordinary share	10,117,835	9,093,008	9,733,037	9,066,624

RADCOM Ltd.
Consolidated Balance Sheets
(1000's of U.S. dollars)

	As of	As of
	June 30, 2016	December 31, 2015
	(unaudited)	(audited)
Current Assets
Cash and cash equivalents	$46,468	$8,727
Restricted cash deposits	32	32
Trade receivables	1,020	3,684
Inventories	1,850	1,532
Other receivables	2,967	2,087
Total Current Assets	52,337	16,062
Severance pay fund	3,240	3,181
Other long-term receivables	627	508
Property and equipment, net	685	384
Total Assets	$56,889	$20,135

Liabilities and Shareholders' Equity
Current Liabilities
Trade payables	$1,825	$1,465
Deferred revenue and advances from customers	8,110	931
Employee and payroll accruals	3,628	2533
Other payables and accrued expenses	1,944	1,490
Total Current Liabilities	15,507	6,419
Long-Term Liabilities
Deferred revenue	129	197
Accrued severance pay	3,876	3,656
Total Long-Term Liabilities	4,005	3,853

Total Liabilities	19,512	10,272

Shareholders' Equity
Share capital	$510	$372
Additional paid-in capital	94,791	70,270
Accumulated other comprehensive loss	(2,555)	(2,760)
Accumulated deficit	(55,369)	(58,019)
Total Shareholders' Equity	37,377	9,863

Total Liabilities and Shareholders' Equity	$56,889	$20,135

RADCOM Ltd.
RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL INFORMATION
(1000's of U.S. dollars, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2016	2015	2016	2015
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP net income	$1,747	$203	$2,650	$640
Stock-based compensation (1)	250	402	687	786

Non-GAAP net income	$1,997	$605	$3,337	$1,426

Non-GAAP net income per share (basic)	$0.20	$0.07	$0.36	$0.17

Non-GAAP net income per share (diluted)	$0.20	$0.07	$0.34	$0.16

Number of shares used in computing Non-GAAP earnings per share (basic)	9,875,268	8,537,377	9,322,930	8,501,254

Number of shares used in computing Non-GAAP earnings per share (diluted)	10,117,835	9,093,008	9,733,037	9,066,624

(1) Stock-based compensation:
Cost of sales	27	13	42	22
Research and development	69	159	239	324
Sales and marketing	31	133	51	224
General and administrative	123	97	355	216
	250	402	687	786